

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2023

Xing Jin
Chief Executive Officer
So-Young International Inc.
Tower E, Ronsin Technology Center
Chaoyang District, Beijing
People's Republic of China

   Re: So-Young International Inc.
    Form 20-F for Fiscal Year Ended December 31, 2022
    File No. 001-38878

Dear Xing Jin:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Technology